Filing pursuant to Rule 425 under the

Securities Act of 1933, as amended

Deemed filed under Rule 14a-12 under the

Securities Exchange Act of 1934, as amended

Filer: Halliburton Company

Subject Company: Baker Hughes Incorporated

Commission File No.: 001-09397

Mark McCollum of Halliburton Company distributed the following FAQs to all employees of the Expandable Liner Hanger business on September 28, 2015.

HAL Divestiture FAQs – Impacted Employees

1.	Why is Halliburton proposing to divest its expandable liner hanger business?

•	As anticipated, Halliburton will be required to divest some of its overlapping businesses to obtain competition authorities’ approval of the pending Baker Hughes transaction.

2.	How will the announcement to divest this business impact employees?

•	In the short term, there should be no impact.

•	Halliburton will operate as one company until the sale of the identified assets is complete.

•	In fact, it is important to continue your everyday work that has made this business what it is today.

3.	When will the divestiture take place?

•	The sale will be subject to the negotiation of acceptable terms and conditions for the divestiture, the approval of Halliburton’s Board of Directors, and final approval by competition authorities.

•	Halliburton anticipates that it will complete the sale of this business in the same timeframe as, and the closing of the divestiture would be conditioned on, the closing of the pending Baker Hughes acquisition.

4.	What can we expect between now and reaching an agreement with a buyer of a divested business?

•	Internally, we will be primarily focused on assembling the information that prospective buyers will need to evaluate the business.

•	In the meantime, it is critical for all of us to remain focused on helping our customers achieve their goals while we deliver on our commitments of high quality products and outstanding service.

5.	What should we communicate to our customers and other stakeholders?

•	You can tell customers and other business partners that we remain absolutely focused on service delivery and that we will continue to deliver outstanding solutions and services to our customers.

•	Until the sale of this business has closed, Halliburton will continue to operate the business as we do today.

•	We will work hard to ensure a seamless transition and the same high quality of service our customers expect from us.

•	See additional customer FAQs on the Divestitures website.

6.	Will I maintain my current reporting structure, role, and responsibility in the company?

•	Nothing changes in this regard with the announcement.

7.	Are there any changes to my current terms and conditions of employment as a result of the divestiture announcement?

•	There is no change to your existing compensation, benefits or other terms and conditions of employment as a result of the announcement.

8.	Can I interview for or transfer to another Halliburton position outside of my current business unit?

•	Generally, no. The business success of these units is heavily dependent on the people working in them.

•	If you received an offer letter from another Halliburton business unit before the September 25, 2015 announcement, you may continue to pursue that opportunity.

9.	I am in a support function role that works for the liner hanger business. Will I be a part of a divestiture?

•	Some support function positions will be impacted as part of the expected divestiture.

•	Over the next 30-60 days, Corporate Development will be working with the leadership team of the liner hanger business to determine which employees and assets are part of the divested business.

•	Once the final scope of the business is determined, all impacted employees will receive official communication.

10.	I am currently working as an international employee on assignment and have a work authorization sponsored by Halliburton. What happens to my work authorization as a result of the divestiture?

•	The announcement conveys Halliburton proposal to divest its expandable liner hanger business. At this time, the sponsorship of your work authorization will remain with Halliburton and you will not experience a change in your work authorization status as a result of this announcement.

•	As this divestiture progresses, we will be working with affected individuals in each country to review next steps and options. If you have immediate questions, please reach out to the appropriate immigration contact in your country.

11.	What are the recordkeeping requirements for the divestiture, and how will we ensure that information is accurate and up-to-date at close?

•	Please continue to abide by all relevant policies for recordkeeping and disposal. The divestiture teams will contact you if any changes to current processes are required as part of the divestiture process.

12.	When/how will my access to websites, applications, or data including Halworld, SharePoint, SAP, Ess, Mss, SAP, Policy and Procedures, etc., change as a result of the announcement?

•	There will be no immediate changes to any system access.

•	Processes for ongoing access to Halliburton systems (and any new systems associated with the divested business) will be communicated to you prior to the completion of the divestiture.

13.	What happens to my Halliburton issued cellphone, tablet and/or laptop as a result of the announcement?

•	Existing IT asset management processes will continue to be used until the completion of the divestiture. Disposition of Halliburton assets associated with the divested business will be determined in agreement with the purchasing counterparties and in compliance with Halliburton IT security policies.

•	You will receive notice of what steps are required for you individually with regard to your devices and data prior to the completion of the divestiture.

14.	Who can I speak with for further information regarding the divestiture?

•	If you have immediate questions, please reach out to your manager or human resource manager.

15.	What should I say if I am contacted by the media or another third party?

•	If you receive any inquiries, please refer them to our PR department at PR@Halliburton.com or 281-871-2601.

16.	Is there anything I shouldn’t do?

•	Do not let this announcement be a distraction to your day to day activities.

•	Don’t speculate or make any assumptions. If you receive an inquiry from any of the following stakeholders, please refer the call to the below Halliburton contacts:

•	Suppliers – suppliers@Halliburton.com

•	Investors – Investors@Halliburton.com or 281-871-2688

•	Media – PR@Halliburton.com or 281-871-2601

Safe Harbor

The statements in this communication that are not historical statements, including statements regarding the business subject to divestiture and the impact the divestiture will have on the employees thereof, the ability of Halliburton to negotiate acceptable terms and conditions in connection with the divestitures, the approval of the divestitures by the Board of Directors of Halliburton, whether the Baker Hughes acquisition will close and the expected timing thereof and whether all required regulatory clearances and approvals will be obtained, are forward-looking statements within the meaning of the federal securities laws. These statements are subject to numerous risks and uncertainties, many of which are beyond the company’s control, which could cause actual results to differ materially from the results expressed or implied by the statements. These risks and uncertainties include, but are not limited to: the timing to consummate the proposed transaction; the conditions to closing of the proposed transaction may not be satisfied or the closing of the proposed transaction otherwise does not occur; the risk a regulatory approval that may be required for the proposed transaction is not obtained or is obtained subject to conditions that are not anticipated; the diversion of management time on transaction-related issues; the ultimate timing, outcome and results of integrating the operations of Halliburton and Baker Hughes and the ultimate outcome of Halliburton’s operating efficiencies applied to Baker Hughes’s products and services; the effects of the business combination of Halliburton and Baker Hughes, including the combined company’s future financial condition, results of operations, strategy and plans; expected synergies and other benefits from the proposed transaction and the ability of Halliburton to realize such synergies and other benefits; results of litigation, settlements, and investigations; and other risks and uncertainties described in Halliburton’s Form 10-K for the year ended December 31, 2014, Halliburton’s Form 10-Q for the quarter ended June 30, 2015, Baker Hughes’s Form 10-K for the year ended December 31, 2014, Baker Hughes’s Form 10-Q for the quarter ended June 30, 2015, recent Current Reports filed by Halliburton and Baker Hughes on Form 8-K, and other Securities and Exchange Commission filings. These filings also discuss some of the important risk factors identified that may affect Halliburton’s and Baker Hughes’s respective business, results of operations and financial condition. Halliburton and Baker Hughes undertake no obligation to revise or update publicly any forward-looking statements for any reason.

Additional Information

This communication does not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities or a solicitation of any vote or approval. This communication relates to a proposed business combination between Halliburton and Baker Hughes. In connection with this proposed business combination, Halliburton has filed with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4, including Amendments No. 1 and 2 thereto, and a definitive joint proxy statement/prospectus of Halliburton and Baker Hughes and other documents related to the proposed transaction. The registration statement was declared effective by the SEC on February 17, 2015 and the definitive proxy statement/prospectus has been mailed to stockholders of Halliburton and Baker Hughes. INVESTORS AND SECURITY HOLDERS OF HALLIBURTON AND BAKER HUGHES ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS, REGISTRATION STATEMENT AND OTHER DOCUMENTS FILED OR THAT MAY BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders may obtain free copies of these documents and other documents filed with the SEC by Halliburton and/or Baker Hughes through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by Halliburton are available free of charge on Halliburton’s internet website at http://www.halliburton.com or by contacting Halliburton’s Investor Relations Department by email at investors@Halliburton.com or by phone at +1-281-871-2688. Copies of the documents filed with the SEC by Baker Hughes are available free of charge on Baker Hughes’ internet website at http://www.bakerhughes.com or by contacting Baker Hughes’ Investor Relations Department by email at alondra.oteyza@bakerhughes.com or by phone at +1-713-439-8822.

Participants in Solicitation

Halliburton, Baker Hughes, their respective directors and certain of their respective executive officers may be considered participants in the solicitation of proxies in connection with the proposed transaction. Information about the directors and executive officers of Halliburton is set forth in its Annual Report on Form 10-K for the year ended December 31, 2014, which was filed with the SEC on February 24, 2015, its proxy statement for its 2015 annual meeting of stockholders, which was filed with the SEC on April 7, 2015, and its Quarterly Report on Form 10-Q for the quarter ended June 30, 2015, which was filed with the SEC on July 24, 2015. Information about the directors and executive officers of Baker Hughes is set forth in its Annual Report on Form 10-K for the year ended December 31, 2014, which was filed with the SEC on February 26, 2015, its proxy statement for its 2015 annual meeting of stockholders, which was filed with the SEC on March 27, 2015, and its Quarterly Report on Form 10-Q for the quarter ended June 30, 2015, which was filed with the SEC on July 23, 2015. These documents can be obtained free of charge from the sources indicated above. Additional information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, are contained in the proxy statement/prospectus and other relevant materials filed with the SEC.